Room 4561

October 5, 2005

Mr. Gordon C. McDougall
President
Revelstoke Industries, Inc.
c/o Robertson & Williams
3033 N.W. 63rd Street, Suite 200
Oklahoma City, Oklahoma 73116

Re: **Revelstoke Industries, Inc.**
        Amendment No. 2 to Registration Statement on Form SB-2 refiled September 16, 2005
        File No. 333-122862

Dear Mr. McDougall:

       We have reviewed your amended filing and responses to the comments in our letter dated June 10, 2005 and have the following additional comments.

Prospectus Cover Page

1.   We note your response to comment no. 2 in our letter dated June 10, 2005. It appears that certain disclosure requirements pursuant to Item 501 of Regulation S-B have not been addressed. For example, disclose the date the offering will end, or if there is no such set termination date, disclose this fact, and supplement your disclosure in the risk factor "'Best Efforts'/ No Firm Commitment" accordingly. Also indicate whether there are any arrangements to place the funds in escrow, trust or similar account. See Item 501(a)(9)(iii) of Regulation S-B. As another example, provide the applicable information required by Item 509(a)(10)(iv). Please revise and confirm that all information required under Item 501 has been addressed.

2.   We note your disclosure in your prior amended filing that your selling shareholders will not be allowed to sell prior to the completion of your primary offering, however, such disclosure does not appear in your most recently filed amendment. Although your response to comment no. 20 in our letter dated June 10, 2005 indicates that registration on the OTC Bulletin Board will not be completed until your shares are sold, this does not necessarily preclude your selling shareholders from selling under the prospectus prior to the completion of your offering. Please state clearly and prominently on the prospectus cover page, at the beginning of the offering, at the front of your risk factors and in the

plan of distribution the specific nature of your transaction, how the offering will be allocated between you and your selling shareholders and whether selling shareholders may sell their common stock prior to the sale of all 100,000 shares that you are offering. Also, indicate whether there are any written agreements between you and the selling shareholders prohibiting the selling shareholders from selling their shares concurrently with your primary offering.

Risk Factors, page 4

3. We note that you revised the heading for the first risk factor in this section in response to comment no. 10 in our letter dated June 10, 2005. Our comment, however, was with respect to the headings for all the risk factors you disclose in this section. Please revise the headings for your risk factors so that each such heading specifically identifies the risks to you posed by the risk factors that you discuss.

Economic Conditions, page 5

4. We note your revised discussion of the risks associated with an economic slowdown. Please revise to elaborate on how the risks associated your business are "more acute" with a slowdown. For example, explain why construction typically declines in a slowdown and how such a decline would result in "more acute" risks for your business.

Competition, page 6

5. Here and in your competition discussion under business, please identify certain of the competitors in your industry that you reference.

Demand for New Construction, page 6

6. Please elaborate on the several factors beyond your control that would impact demand for your services. It appears that the risks discussed here are similar to that presented under "Economic Conditions." Please consider consolidating the risk factors.

Facilities, page 6

7. Please elaborate on the risks to your business associated with the inadequacy of your current offices. Please address the possible impact to your business if you are unable to secure adequate facilities within the timeframe you mention or if you secure the facilities at the later end of your timeframe. Further, please reconcile your discussion here with your disclosure on page 16 in which you state that your offices are adequate for your current needs. It appears that if your offices are inadequate for the current plan for your business, then they would be inadequate for your needs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

8. We note material line item amounts and changes in your financial statements which are not discussed. These amounts and changes relate to revenue and direct costs. The causes for any material changes from period to period in one or more line items of your financial statements should be discussed. Please see Item 303 of Regulation S-B for guidance. In addition, please note that management's discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. Please review and revise your disclosure in light of this requirement. Please quantify the expected effects of these and other known, material trends on your future results to the extent possible. Please see Section III.B.3 of Release No. 33-8350 for additional guidance.

Liquidity and Capital Resources, page 11

9. Please revise to discuss the sufficiency of your current liquidity and to address your capital requirements in quantitative terms. Discuss the rate you currently use cash in operations and for the period of time you will be able to fund your anticipated business operations with existing capital resources. Please also discuss what your capital requirements are in order to operate in accordance with your business plan for 12 months following the effective date of the registration statement and any specific plans to address any deficiency. Explain in detail the steps you expect to take if none or only part of the shares being offered by you is sold.

Security Ownership of Certain Beneficial Owners and Management, page 18

10. Please provide the necessary disclosure for Mr. Alan Sedgwick.

Plan of Distribution, page 20

11. Please disclose when you will terminate your offering and how you will inform investors of whether you have sold all 100,000 shares that you are offering. In addition, please discuss whether there are any arrangements to place the funds in an escrow, trust or similar account.

12. We note your response to comment no. 21 to our letter dated June 10, 2005. Please advise us whether you are a party to any indemnification agreements with your selling shareholders.

<u>Signatures</u>

13.   We note your response to comment no. 42 in our letter dated June 10, 2005. It appears to be the case that Messrs. McDougall and Sedgwick have executed the Form SB-2 on behalf of the company in their capacities as officers and directors of the company. The signature requirements of Form SB-2, however, do not appear to be satisfied. Please ensure that (1) your principal executive officer or officers, (2) your principal financial officer, your controller or principal accounting officer and (3) at least a majority of your board of directors execute the registration statement. Please also specify the capacities in which each signatory is executing the registration statement.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Steven Williams at (202) 551-3478, or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3488, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477, or Perry Hindin at (202) 551-3444, with any other questions. If you need further assistance, you may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
     Mark A. Robertson, Esq.
     Robertson & Williams
     3033 N.W. 63rd Street, Suite 200
     Oklahoma City, Oklahoma 73116
     Telephone: (405) 848-1944
     Facsimile: (405) 843-6707